Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, GA 30328

     March 11, 2010
Ms. Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

RE:	Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
Form 10-Q for the fiscal quarter ended January 3, 2010
File No. 001-13615

Dear Ms. Dicker:

Set forth below are the responses of Spectrum Brands, Inc. (the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated February 25, 2010 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Ms. Dicker
March 11, 2010

Form 10-K for the Fiscal Year ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 37

-Critical Accounting Policies, Page 75

-Valuation of Assets and Asset Impairment, Page 75

1.
In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

•	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to each reporting unit;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Describe the degree of uncertainty associated with the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response

In response to the Staff’s comment, in order to provide investors with greater insight into the probability of a future material impairment charge, the Company will revise its disclosure in future filings to disclose the following for any of its reporting units with material amounts of goodwill that are at risk of failing step one:

•	the percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to each reporting unit;
•	the methods and key assumptions used and how the key assumptions were determined;
•	the degree of uncertainty associated with the key assumptions; and
•	the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Ms. Dicker
March 11, 2010

2.
We note your disclosures that the impairment of your goodwill and indefinite-lived intangible assets, the discount rate for your pension liability, etc. were valued based upon third parties valuations and/or actuaries. While in future filings, management may elect to take responsibility for the valuations, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm>.

Response

The Company acknowledges the Staff’s comment with respect to the incorporation of its Form 10-K into any registration statement.  In future filings, to the extent the Company elects not to take responsibility for any valuations performed by independent third party valuation specialists, the Company will obtain and include appropriate consents in those filings that are incorporated by reference into its registration statements.

-Pensions, Page 77

3.
We note that you used a discount rate of 5% to 11.8% in fiscal 2009 and a discount rate of 5.0% to 7.0% in fiscal 2008 related to your pension liability. With a view towards enhanced disclosure, please revise your future filings to explain in more detail why you changed your discount rate during fiscal 2009 and the impact that this change had on your pension liability.

Response

In response to the Staff’s comment, the Company will provide revised disclosure in future filings to explain the changes in the discount rates in fiscal 2009 and the related impact on the Company’s pension liability.

Item 9A. Controls and Procedures, Page 82.

4.
We note your disclosure that management assessed the effectiveness of your internal control over financial reporting as of September 30, 2009. However, it does not appear that your management has completed its assessment of internal control over financial reporting as you have not included disclosure of management’s conclusion on the effectiveness of your internal control over financial reporting. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Ms. Dicker
March 11, 2010

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting, including a clear statement as to whether or not internal control over financial reporting is effective.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404: A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Response

As of September 30, 2009, the Company had completed its assessment of its internal control over financial reporting and had concluded that its internal control over financial reporting was effective.  As the Staff noted, the Company included the following disclosure regarding the completion of its evaluation on page 82 in Item 9A of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the "2009 10-K"):

"The Company's management assessed the effectiveness of its internal control over financial reporting as of September 30, 2009.  In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the 'COSO') in Internal Control-Integrated Framework."

In reviewing its 2009 10-K disclosure in response to the Staff's comment letter dated February 25, 2010, the Company discovered that, due to an editing error, the 2009 10-K does not contain an express affirmative statement as to the conclusion of its assessment regarding its internal control over financial reporting.  The Company nonetheless believes that management's conclusion is implicit in its 2009 10-K disclosure and in the context of its SEC filings.  The Company affirmatively stated in its Annual Report on Form 10-K for its fiscal year ended September 30, 2008 that:

Ms. Dicker
March 11, 2010

"The Company's management has concluded that, as of September 30, 2008, its internal control over financial reporting is effective based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”)."

In each of its Quarterly Reports on Form 10-Q for fiscal year 2009, the Company discloses that there had been no changes in the applicable period that had materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.  The Company makes similar disclosure with respect to its 2009 fourth fiscal quarter.  Page 82 in Item 9A of the 2009 10-K states that:

"There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

In this way, management's assessment as to the continued effectiveness of its internal control over financial reporting is brought forward from September 30, 2008 to September 30, 2009.  Furthermore, the 2009 10-K does not contain any affirmative statements contrary to a conclusion as to the continued effectiveness of the Company's internal control over financial reporting.  The 2009 10-K does not state that the Company's internal control over financial reporting was not effective or that the Company's management was otherwise unable to draw a conclusion, which would have been a material omission had that been the case.  Moreover, in the final paragraph of Item 9A of the 2009 10-K under the subheading "Limitations on the Effectiveness of Controls," the Company makes certain general disclaimers as to the inherent limitations of its internal control systems but identifies no issues with respect to management's assessment, including, without limitation, any material weaknesses in the Company's internal control over financial reporting.

The Section 302 Certifications to the 2009 10-K of the Chief Executive Officer and the Chief Financial Officer each make clear that the absence of any disclosure regarding lack of effectiveness or related issues are to be read as an indication of management's conclusion regarding continued effectiveness.  Sections 4(d) and 5 of each certificate state that:

"the 2009 Form 10-K discloses any change in the registrant’s internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting . . .

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

Ms. Dicker
March 11, 2010

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting."

The Company acknowledges that its conclusion as to effectiveness should be more explicit and, in future filings, will include an express statement as to management's definitive conclusion and the date as of which such conclusion was made.  However, because for the reasons set forth above the Company believes that its conclusion as to effectiveness is implicit and unlikely to create uncertainty or confusion among shareholders, the Company respectfully suggests that, under the circumstances, an amendment to its 2009 10-K should not be required.

5.
Further to the above, please tell us how you have considered whether management’s failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(c), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please also note the guidance in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

As reflected in the above response, as of September 30, 2009, the Company had completed its evaluation of internal control over financial reporting and had concluded that it was effective.

Item 11. Executive Compensation, page 86

Compensation Components, page 89

6.
In future filings, expand the references to “compensation levels for similarly situated executives with other companies” on pages 89 and 92 to identify the companies.  Explain what factors you considered in determining which companies to focus upon.

Response

Ms. Dicker
March 11, 2010

In response to the Staff’s comments, in future filings, where the Company makes references to compensation levels for similarly situated executives with other companies, the Company will expand disclosure to identify such other companies and the factors the Company considered in determining which companies to focus upon.  For the information of the Staff, the factors the Company considered in determining which companies to focus upon in its 2009 10-K included industry (focusing on durable consumer product companies), revenues and whether or not the company was publicly traded.

7.
We note from your disclosure on page 89 through 95 that you have not disclosed the specific goals and targets to be achieved in order for your named executive officers to earn their other compensation components. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific goals and targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals or targets or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response

The Company disclosed on page 89 through 95 of the 2009 10-K that the particular performance goals and targets to be achieved in order for the Company’s named executive officers to earn their other compensation components are typically established during the first quarter of the relevant fiscal year and reflect the Compensation Committee of the Board of Directors' then current views of the critical indicators of success of the Company in light of the Company’s then-current primary business priorities.  However, as further disclosed in the 2009 10-K, as of the filing date of the 2009 10-K, the Compensation Committee had not finalized various aspects of the other compensation components for fiscal 2010, including the performance targets that would result in target payout as well as the thresholds for and levels of minimum and maximum payouts.  In response to the Staff’s comment, in future filings, to the extent that the Compensation Committee has finalized the specific goals and targets to be achieved in order for the Company’s named executive officers to earn their other compensation components, the Company will disclose such specific goals and targets.

Item 15. Exhibits, Financial Statements and Schedules, page 129

-Consolidated Statements of Operations, page 133

8.
We note from your disclosures here and throughout the filing that your successor period is from August 31, 2009 through September 30, 2009 and that you have referred to the successor period as the “one month ended September 30, 2009” for the ease of reference.

Ms. Dicker
March 11, 2010

Please revise your future filings to present and refer to the successor period financial statements for the actual period.

Response

In response to the Staff’s comment, in future filings the Company will present and refer to the successor period from August 31, 2009 through September 30, 2009 as “the period from August 31, 2009 through September 30, 2009” as opposed to “the one month ended September 30, 2009”.

Notes to Consolidated Financial Statements, page 137

Note 1. Description of Business, page 137

9.
We note here and throughout the filing that you elected to adopt a convenience date of August 30, 2009 rather than the effective date of August 28, 2009 for recording your fresh-start accounting related to your emergence from Chapter 11 bankruptcy. Please tell us and revise your future filings to explain in more detail why you used a convenience date rather than the actual effective date.

Response

In Note 2, Voluntary Reorganization Under Chapter 11, of Notes to Consolidated Financial Statements, page 143, of the 2009 10-K the Company disclosed that:

“The Company analyzed the transactions that occurred during the two-day period from August 29, 2009, the day after the Effective Date, and August 30, 2009, the fresh-start reporting date, and concluded that such transactions were not material individually or in the aggregate as such transactions represented less than one-percent of the total net sales for the fiscal year ended September 30, 2009.   As a result, the Company determined that August 30, 2009, would be an appropriate fresh-start reporting date to coincide with the Company’s normal financial period close for the month of August 2009.”

In response to the Staff’s comment, in future filings the Company will include the above disclosure, or appropriately cross reference such disclosure, in additional portions of its filings where such disclosure is appropriate to explain the use of the convenience date of August 30, 2009.

Note 2. Voluntary Reorganization Under Chapter 11 Bankruptcy, page 139

10.	Reference is made to adjustment (j). We note that you increased shareholders’ equity by recording an adjustment of approximately $725 million related to the issuance of 30 million

Ms. Dicker
March 11, 2010

shares of common stock. Please tell us and revise future filings to explain how you determined the fair value of your common stock issued on the effective date.

Response

In connection with the Company’s emergence from bankruptcy, the Company estimated its reorganization value using conventional valuation methods as described in Note 2, Voluntary Reorganization Under Chapter 11, of Notes to Consolidated Financial Statements, page 143, of the 2009 10-K. These methods included (i) a publicly traded company analysis; (ii) a discounted cash flow analysis; and (iii) a review and analysis of several recent transactions of companies in similar industries and comparable to the Company. The reorganization value represents the combined value of the Company’s "net debt" (total debt less cash and cash equivalents) and equity. The bankruptcy court had confirmed the Company's plan of reorganization based upon a range of reorganization values between $2.2 billion and $2.4 billion.  Based upon the factors used in determining the range, the Company concluded that $2.275 billion most closely approximated the enterprise value of the Company as of the emergence date, August 28, 2009.  The Company then determined the fair value of its equity as of the emergence date by subtracting the calculated fair value of the Company's net debt as of the emergence date, or approximately $1.550 billion, from $2.275 billion to arrive at approximately $725 million.  Please note that the Company did not separately value the 30 million shares of its common stock on the emergence date.

In response to the Staff’s comment, in future filings the Company will include the following updated disclosure (changes underscored to assist the Staff in its review) to adjustment (j) of the four column consolidated statement of financial position as of August 30, 2009 to explain how the Company determined the fair value of its common stock issued on the emergence date (amounts in thousands):

"Pursuant to the Plan, the debtor’s common stock was canceled and new common stock of the reorganized debtors was issued. The adjustments eliminated Predecessor Company’s common stock and additional paid-in capital of $691 and $677,007, respectively, and recorded Successor Company’s common stock and additional paid-in capital of $300 and $724,796, respectively, which represents the fair value of the newly issued common stock. The fair value of the newly issued common stock was not separately valued. A fair value of $725,096 was determined by subtracting the fair value of net debt (total debt less cash and cash equivalents), or $1,549,904, from the enterprise value of $2,275,000.  The Company issued 30,000 shares at emergence, consisting of 27,030 shares to holders of the Senior Subordinated Notes allowed note holder claims and 2,970 shares in accordance with the terms of the Debtors’ debtor-in-possession credit facility."

Note 8. Debt, page 178

Ms. Dicker
March 11, 2010

11.	We note on pages 181-182 that your restructured 12% notes maturing on August 28, 2019 contain a provision that require the company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change of control. Please tell us how you evaluated the redemption feature contained within the notes for embedded derivatives requiring bifurcation pursuant to 815-15 of the FASB Accounting Standard Codification.

Response

In connection with the issuance of the 12% notes on the date of the Company's emergence from bankruptcy, the Company assessed whether the change of control redemption feature was an embedded derivative which would require bifurcation from the debt as a derivative instrument pursuant to FASB Accounting Standard Codification (“ASC”) 815-15.  Under the related indenture, upon a change of control of the Company, the Company is required to make an offer, in cash, to repurchase all or a portion of the notes for a fixed amount of 101% of the face value of the notes.  In addition, a premium of 0.3% of the face value of the notes, associated with fresh-start reporting, was recorded in conjunction with the issuance of the notes. In determining whether the redemption feature of the notes met the bifurcation criteria of ASC 815-15-25-1, the Company assessed whether the economic characteristics and risks of the redemption feature were clearly and closely related to the economic characteristics and risks of the 12% notes and whether the redemption feature is adjusted based on changes in an index giving consideration to ASC 815-15-25-40.  Based on the guidance set forth in ASC 815-15-25-40, the Company concluded that the redemption feature was clearly and closely related to the economic characteristics and risks of the 12% notes because the debt does not involve a substantial premium or discount (i.e. the debt was issued at a 0.3% premium and is mandatorily redeemable at 1.0% above face value).  The Company also notes that under the indenture the redemption feature is based solely on the face amount of the bond and is not adjusted based on any external index. As such, the Company concluded that the redemption feature contained within the 12% notes is not required to be bifurcated and accounted for separately pursuant to ASC 815-15-25-1.

Note 9. Income Taxes, Page 182

12.
We note the table on page 186 disclosing the changes to the amount of unrecognized tax benefits. Please tell us why a new basis of accounting is not being established for the unrecognized tax benefits as of the fresh-start accounting adoption date and why you consider it appropriate to roll forward the successor company’s unrecognized tax benefits from the predecessor company’s unrecognized tax benefits.

Response

Ms. Dicker
March 11, 2010

In connection with the Company's adoption of fresh-start reporting as of August 30, 2009 the Company assessed its unrecognized tax benefits.  As a result of that assessment, the Company determined that there was no change following the Company's emergence from bankruptcy in the specific facts, circumstances or timing of the underlying tax positions taken by the predecessor Company that gave rise to its unrecognized tax benefits and that, accordingly, as of August 30, 2009, the unrecognized tax benefits of the successor company were unchanged from those of the predecessor company.  In response to the Staff’s comment, in future filings, the Company will revise the table on page 186 of its 2009 10-K, which discloses the changes to the amount of unrecognized tax benefits, to more clearly delineate the successor company’s unrecognized tax benefits from the predecessor company’s unrecognized tax benefits.

Note 10.  Discontinued Operations, 187

13.
We note that you presented your growing products portion of your Home and Garden Business as a discontinued operation for each reporting period presented due to your predecessor Board approving a decision to shut down this portion of the Home and Garden Business on November 11, 2008. Please tell us and revise your future filings to explain how the growing products portion of the Home and Garden Business met the definition of a “component of an entity” within the master glossary outlined in the FASB Accounting Standards Codification. Please also discuss how you met the criteria outlined in 205-20-45-1 of the FASB Accounting Standards Codification to present the shut-down of the growing products business as a discontinued operation.

Response

In making its determination that the growing products portion of the Home and Garden Business (“Growing Products”) met the definition of a “component of an entity” within the master glossary outlined in the FASB Accounting Standards Codification, the Company concluded that the operations and cash flows of Growing Products were clearly distinguished, both operationally and for financial reporting purposes, from the rest of the Home and Garden Business. Factors considered by the Company in arriving at this conclusion were:

•	management within the Home and Garden Business segment maintained discrete financial information for Growing Products from the remaining component of this operating segment;
•	management within the Home and Garden Business segment regularly reviewed the operating performance of Growing Products; and
•
the economic characteristics of Growing Products, which included manufacturing processes and facilities, raw material inputs, work force and distribution network, were different from the remaining component of the Home and Garden Business segment.

Ms. Dicker
March 11, 2010

In response the Staff’s comment, the Company will revise its future filings to explain how Growing Products met the definition of a "component of an entity."

With respect to the criteria outlined in ASC 205-20-45-1, ASC 205-20-45-1 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met:

•	the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction; and
•	the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The shutdown of Growing Products met both of these conditions.  As disclosed in Note 10, Discontinued Operations, of Notes to Consolidated Financial Statements, page 187, of the 2009 10-K, the shutdown was completed during the Company’s second quarter of fiscal 2009.  As of the date of completion, all operations conducted by Growing Products ceased.  As a result, the operations and cash flows from Growing Products were eliminated from the Company's operations and, accordingly, the Company no longer had any significant continuing involvement in the operation of Growing Products.  Accordingly, the Company presented Growing Products as a discontinued operation in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 (the Company’s second quarter of fiscal 2009), the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (the Company’s third quarter of fiscal 2009) and the Company’s 2009 10-K.

Form 10-Q for the Quarter Ended January 3, 2010

Note 11.  Segment Results, Page 27

14.
We note that your Global Batteries & Personal Care segment does business through a Venezuelan subsidiary. We further note that you determined that Venezuela meets the definition of a highly inflationary economy under US GAAP on January 4, 2010, the beginning of your second quarter. Please explain to us why you determined that Venezuela meets the definition of a highly inflationary economy on January 4, 2010 rather than on January 3, 2010. Within your discussion, please explain to us in more detail how you plan on accounting for the designation of the change of your Venezuelan subsidiary to a highly inflationary economy in accordance with paragraphs 830-10-45-10 through 45-16 of the FASB Accounting Standard Codification.

Response

ASC 830-10-45-12 states that the determination of a highly inflationary economy must begin by calculating the cumulative inflation rate for the three years that precede the beginning of the

Ms. Dicker
March 11, 2010

reporting period, including interim reporting periods.  If that calculation results in a cumulative inflation rate in excess of 100 percent, the economy shall be considered highly inflationary in all instances.  However, if that calculation results in the cumulative rate being less than 100 percent, historical inflation rate trends (increasing or decreasing) and other pertinent economic factors should be considered to determine whether such information suggests that classification of the economy as highly inflationary is appropriate.

As of January 4, 2010, the beginning of the Company’s second quarter of fiscal 2010, the three-year cumulative inflation for Venezuela using the blended Caracas Metropolitan and National Consumer Price Index(1) was 100.47%.   Accordingly, the Company concluded that its subsidiary in Venezuela met the definition of a highly inflationary economy under US GAAP as of that date.  The timing of the Company’s conclusion is consistent with the International Practices Task Force CAQ Alert #2010-11, dated February 18, 2010, which concluded that Venezuela should be considered highly inflationary for periods beginning on or after December 1, 2009.

As of October 1, 2009, the beginning of the Company’s first quarter of fiscal 2010, the three-year cumulative inflation for Venezuela as calculated by the Company using the blended Caracas Metropolitan and National Consumer Price Index(1) was 96.7%.   Inasmuch as the three-year cumulative inflation for Venezuela as of October 1, 2009 was less than 100 percent, and based upon an assessment of certain qualitative economic factors, the Company concluded as of the beginning of its first quarter of fiscal 2010 that Venezuela did not meet the definition of a highly inflationary economy.  The qualitative economic factors related to Venezuela considered by the Company as of October 1, 2009 which factored in the Company’s conclusion that it was not a highly inflationary economy included that:

•
in highly inflationary economies, inflation increases are typically accompanied by regular and corresponding foreign currency devaluations; this was not the case in Venezuela as the Venezuelan currency (Bolívar fuerte) is a fixed rate currency controlled by the Venezuelan government;

•
a typical indicator of highly inflationary economies is the constant, almost daily, readjustment of prices to compensate for loss of purchasing power; this is not the prevalent case in Venezuela as the Venezuelan government has had various price controls in place for several years;

•	in Venezuela, it’s the Company’s understanding that there was no dramatic flight to nonmonetary assets, which is typical in a highly inflationary economy; and
•
in Venezuela, it’s the Company’s understanding that the general population regards its monetary amounts in terms of the Bolívar fuerte; in a highly inflationary economy, the general population regards monetary amounts in a relatively stable foreign currency.

In accordance with ASC 830-10-45-10 through ASC 830-10-45-16, as of January 4, 2010, the Company’s reporting currency (the US dollar) is being used as though it were the functional currency of its Venezuela subsidiary and the financial statements of its Venezuelan subsidiary

Ms. Dicker
March 11, 2010

will be remeasured from its local reporting currency (Bolívar fuerte) into the functional currency (US dollar).  The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records of the Company’s Venezuelan subsidiary had been kept in the functional currency (US dollar).  To accomplish that result, the Company is remeasuring all nonmonetary accounts of its Venezuelan subsidiary using historical exchange rates and all other accounts of its Venezuelan subsidiary using the current exchange rate.  Translation adjustments related to the Company’s Venezuelan subsidiary for prior periods will not be removed from equity and the translated amounts for nonmonetary assets at January 3, 2009 will become the accounting basis for those assets in subsequent periods.  Exchange adjustments arising in the remeasurement process of the Company’s Venezuelan subsidiary will be included in the determination of net income.

(1)
 The blended rate uses information from the Consumer Price Index (CPI) for periods prior to January 1, 2008 and from the National Consumer Price Index (NCPI) for periods beginning on January 1, 2008 (the date the NCPI was developed). The CPI covers only the cities of Caracas and Maracaibo but the NCPI covers the entire country of Venezuela. The Company utilized EIU Viewswire as its source for quarterly data.

Ms. Dicker
March 11, 2010

As also requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (770) 829-6209 or John T. Wilson, General Counsel, at (770) 829-6240 should you have any further questions regarding this matter.

Sincerely,

SPECTRUM BRANDS, INC.

By: /s/ Anthony L. Genito

Anthony L. Genito
Chief Financial Officer